October 2, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re:	Fuqi International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 28, 2007
File No. 333-144290
Amendment No. 3 to Registration Statement on Form 10, Filed August 28, 2007
File No. 52383

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 4 (“Amendment No. 4 to Form 10”) to the Company’s Registration Statement on Form 10 that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2006 and as amended by Amendment No. 1 on Form 10/A filed on February 14, 2007, Amendment No. 2 on Form 10/A filed July 2, 2007, and Amendment No. 3 on Form 10/A filed August 28, 2007 (“Amendment No. 3 to Form 10”) and Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2 to Form S-1”) that was originally filed with the Commission on July 2, 2007 (“Form S-1”) and amended by Amendment No. 1 on Form S-1/A filed with the Commission on August 28, 2007 (“Amendment No. 1 on Form S-1”). We are also forwarding to you via Federal Express courtesy copies of this letter, Amendment No. 4 to Form 10, in a clean format, and Amendment No. 2 to Form S-1, in a clean and marked version to show changes from Amendment No. 1 on Form S-1.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated July 31, 2007, in respect of Amendment No.2 to Form 10 and the Form S-1. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Form S-1

General

1.
Comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Specifically, please ensure that you provide a price range in your next amendment.

Response: We respectfully note your comment and have revised the registration statement to include the missing information, including the price range.

H. Christopher Owings
October 2, 2007

Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

2.
Comment: Please revise this section to expand your discussion to address the objectives of the company's compensation program, what the program is designed to reward and why you have chosen, in the future, to compensate your officers through a combination of salary and stock-based compensation. Please also describe how you determined the amounts you arrived at. Refer to Item 402(b)(1) of Regulation S-K.

Response: We respectfully note your comment and have expanded the discussion to address the objective of the Company’s compensation program.

3.
Comment: Please disclose who has made the decision to enter into and set the terms of the employment agreements and who will make compensation decisions going forward. Please also ensure that a copy of the employment agreements are filed as an exhibit to the registration statement.

Response: We respectfully note your comment and revised the disclosure to indicate who made the decision to enter into and set the terms of the employment agreements and who will make the compensation decisions going forward. We have attached the Employment Agreements as exhibits.

Draft Legality Opinion

4.	Comment: We also note that counsel assumed the due execution of all documents. This assumption is inappropriate. Please revise.

Response: We respectfully note your comment and have revised the draft legal opinion accordingly.

5.	Comment: The penultimate paragraph of your letter, which constitutes your opinion, appears to be unfinished. Please revise.

Response: We respectfully note your comment and have revised the draft legal opinion accordingly.

6.
Comment: Your indication that the opinion may be not relied upon by any other person is inappropriate. Please remove this statement as it is inconsistent with the fact that this legality opinion constitutes public disclosure.

Response: We respectfully note your comment and have revised the draft legal opinion accordingly.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: YuKwai Chong, Fuqi International, Inc.

October [__], 2007

Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 518019
People’s Republic of China
Attention: Yu Kwai Chong

Re:	Registration Statement on Form S-1 (SEC File No. 333-144290) Registration for Sale of up to [______] Shares of Common Stock

Ladies and Gentlemen:

We have acted as counsel for Fuqi International, Inc., a Delaware corporation (the “Company”), in connection with a registration statement on Form S-1 (File No. 333-144290) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of up to [______] shares (the “Public Offering Shares”) of the Company’s common stock, $0.001 par value (the “Common Stock”) As used in this opinion letter the term “Effective Time” means the date and the time as of which the Registration Statement, or the most recent post-effective amendment thereto, if any, is declared effective by the Commission. The Public Offering Shares consist of the following:

(i) [______] shares of Common Stock to be sold by the Company in the public offering under the Registration Statement; and

(ii) up to [______] shares of Common Stock issuable by the Company upon exercise of an option of the representative of the underwriters named in the Registration Statement.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of this opinion, we have examined the Registration Statement, the Company’s Certificate of Incorporation and Bylaws, each as amended to date, and the corporate action of the Company that provides for the issuance of the Public Offering Shares and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a Fact Certificate from an officer of the Company.

We have made assumptions that are customary in opinions of this kind, including the assumptions of the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents by all parties, other than the Company, where due execution and delivery are prerequisites to the effectiveness thereof. We have not verified any of those assumptions.

Fuqi International, Inc.
October [__], 2007

Our opinion set forth below is limited to the Delaware General Corporation Law (the DGCL). We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such statutes and provisions. We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws, the laws of any other jurisdiction or the local laws of any jurisdiction.

Based upon and subject to the foregoing, it is our opinion that the Public Offering Shares have been duly authorized and when issued and paid for as described in the Registration Statement, will be, validly issued, fully paid and non-assessable.

We are furnishing this opinion letter to you solely in connection with the Registration Statement. You may not rely on this opinion letter in any other connection without our specific prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent we do not thereby admit that we are experts with respect to any part of the Registration Statement, the prospectus or any prospectus supplement within the meaning of the term “expert,” as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

DRAFT OPINION

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP